UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACE AVIATION HOLDINGS INC.
(Name of Subject Corporation (issuer))

ACE AVIATION HOLDINGS INC. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Class A Variable Voting Share (Title of Class of Securities)	Class B Voting Shares (Title of Class of Securities)

00440P201 (CUSIP Number of Class of Securities	00440P102 (CUSIP Number of Class of Securities)

ACE Aviation Holdings Inc.
Attention: Brian Dunne, Executive Vice President and Chief Financial Officer
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2
(514) 205-7856
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$1,500,000,000	$46,050

(1)  Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase for not more than Cdn$1,500,000,000 a combined aggregate of up to 54,151,624 Class A variable voting shares and Class B voting shares of ACE Aviation Holdings Inc. at a price of $27.70 (Cdn$27.70) per share in cash and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on December 3, 2007 as certified for customs purposes by the Federal Reserve Bank of New York (US$1 = Cdn$1.0000).

(2)  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

☑            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                Amount Previously Paid:            $46,050
Form or Registration No.:            Schedule TO
Filing Party:                                 ACE Aviation Holdings Inc.
Date Filed:                                   December 6, 2007

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐            third-party tender offer subject to Rule 14d-1.
☑            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed on December 6, 2007 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed on December 27, 2007 (“Amendment No. 1”), in connection with the offer by ACE Aviation Holdings Inc., a Canadian corporation ("ACE" or the "Corporation") to the holders of its Class A variable voting shares and Class B voting shares (together, the "Shares") to purchase up to an aggregate amount of Cdn$1,500,000,000 of Shares at a price not less than Cdn$27.70 and not more than Cdn$30.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2007, as amended or supplemented (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the “Circular”), and the related Letters of Transmittal which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer." This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and Circular which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented by the information in Amendment No. 1, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.Additional Information

On January 10, 2008, the Corporation issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., Montreal time, on January 10, 2008.  A copy of the press release is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 6, 2007 and the accompanying Issuer Bid Circular.*
(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.*
(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.*
(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class B voting shares.*
(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release announcing final results of the Tender Offer, dated January 10, 2008.

(b)	None.
(c)	Not applicable.
(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(2)	Form of Stock Option Agreement.*
(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.

* Previously filed with the Corporation's Schedule TO on December 6, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Dunne
Name:  Brian Dunne
Title:     Executive Vice President and Chief Financial Officer

Date:     January 10, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 6, 2007 and the accompanying Issuer Bid Circular.*
(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.*
(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.*
(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class B voting shares.*
(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release announcing final results of the Tender Offer, dated January 10, 2008.
(b)	None.
(c)	Not applicable.
(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(2)	Form of Stock Option Agreement.*
(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.

* Previously filed with the Corporation's Schedule TO on December 6, 2007.